SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

KINETIK HOLDINGS INC.
(Name of Issuer)

Class A Common Stock, $0.0001 par value per share
(Title of Class of Securities)

02215L209
(CUSIP Number)

June 24, 2024
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 12 Pages
Exhibit Index: Page 10

CUSIP No. 02215L209	SCHEDULE 13G	Page 2 of 12 Pages
1	NAMES OF REPORTING PERSONS
Morgan Stanley

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,955,871 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,093,752 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,093,752 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.4% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC, CO

(1) Includes shares of the Issuer’s Class C Common Stock (the “Class C Common Stock”) and an equal number of paired common units representing limited partner interests (the “Common Units” and, together with the Class C Common Stock, “Paired Interests”) of Kinetik Holdings, LP, a subsidiary of the Issuer, held directly by Durango Midstream LLC.  The Paired Interests may be redeemed by the holder for shares of the Issuer’s Class A Common Stock (as defined herein) on a one-for-one basis.
(2) This percentage is based on the sum of (i) 59,715,285 shares of Class A Common Stock outstanding as of April 26, 2024, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2024, and (ii) 3,840,246 shares of Class A Common Stock that Durango Midstream LLC has the right to acquire within 60 days upon redemption of Paired Interests held directly by Durango Midstream LLC, which shares have been added to the total shares of Class A Common Stock outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 02215L209	SCHEDULE 13G	Page 3 of 12 Pages
1	NAMES OF REPORTING PERSONS
MS Capital Partners Adviser Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,840,246 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,840,246 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,840,246 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.0% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Represents Paired Interests held directly by Durango Midstream LLC.  The Paired Interests may be redeemed by the holder for shares of the Issuer’s Class A Common Stock on a one-for-one basis.
(2) This percentage is based on the sum of (i) 59,715,285 shares of Class A Common Stock outstanding as of April 26, 2024, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2024, and (ii) 3,840,246 shares of Class A Common Stock that Durango Midstream LLC has the right to acquire within 60 days upon redemption of Paired Interests held directly by Durango Midstream LLC, which shares have been added to the total shares of Class A Common Stock outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 02215L209	SCHEDULE 13G	Page 4 of 12 Pages
1	NAMES OF REPORTING PERSONS
MS Energy Partners GP LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,840,246 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,840,246 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,840,246 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.0% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Represents Paired Interests held directly by Durango Midstream LLC.  The Paired Interests may be redeemed by the holder for shares of the Issuer’s Class A Common Stock on a one-for-one basis.
(2) This percentage is based on the sum of (i) 59,715,285 shares of Class A Common Stock outstanding as of April 26, 2024, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2024, and (ii) 3,840,246 shares of Class A Common Stock that Durango Midstream LLC has the right to acquire within 60 days upon redemption of Paired Interests held directly by Durango Midstream LLC, which shares have been added to the total shares of Class A Common Stock outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 02215L209	SCHEDULE 13G	Page 5 of 12 Pages
1	NAMES OF REPORTING PERSONS
Durango Investment Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,840,246 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,840,246 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,840,246 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.0% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

(1) Represents Paired Interests held directly by Durango Midstream LLC.  The Paired Interests may be redeemed by the holder for shares of the Issuer’s Class A Common Stock on a one-for-one basis.
(2) This percentage is based on the sum of (i) 59,715,285 shares of Class A Common Stock outstanding as of April 26, 2024, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2024, and (ii) 3,840,246 shares of Class A Common Stock that Durango Midstream LLC has the right to acquire within 60 days upon redemption of Paired Interests held directly by Durango Midstream LLC, which shares have been added to the total shares of Class A Common Stock outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 02215L209	SCHEDULE 13G	Page 6 of 12 Pages
1	NAMES OF REPORTING PERSONS
Durango Midstream LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,840,246 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,840,246 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,840,246 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.0% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Represents Paired Interests held directly by Durango Midstream LLC.  The Paired Interests may be redeemed by the holder for shares of the Issuer’s Class A Common Stock on a one-for-one basis.
(2) This percentage is based on the sum of (i) 59,715,285 shares of Class A Common Stock outstanding as of April 26, 2024, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2024, and (ii) 3,840,246 shares of Class A Common Stock that Durango Midstream LLC has the right to acquire within 60 days upon redemption of Paired Interests held directly by Durango Midstream LLC, which shares have been added to the total shares of Class A Common Stock outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 02215L209	SCHEDULE 13G	Page 7 of 12 Pages
Item 1(a).	Name of Issuer:

Kinetik Holdings Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2700 Post Oak Blvd, Suite 300, Houston, TX 77056

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	Morgan Stanley;
ii)	MS Capital Partners Adviser Inc. (“MS Capital”);
iii)	MS Energy Partners GP LP (“MS Energy”);
iv)	Durango Investment Holdings LLC (“Durango Holdings”); and
v)	Durango Midstream LLC (“Durango Midstream”).

This Statement relates to shares of Class A Common Stock (as defined herein) that Durango Midstream has the right to acquire within
60 days upon redemption of 3,840,246 Paired Interests on a one-for-one basis.

The Paired Interests reported herein are held directly by Durango Midstream, a wholly-owned subsidiary of Durango Holdings. Durango
Holdings is ultimately owned by various investment vehicles that are managed by MS Capital and for which MS Energy serves as general partner. Morgan
Stanley is the ultimate parent of MS Capital.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of Morgan Stanley, MS Capital, and MS Energy is 1585 Broadway, New York, NY 10036.

The address of the principal business office of Durango Holdings and Durango Midstream is 10077 Grogan’s Mill Road, Suite 300, The Woodlands, TX 77380.

Item 2(c).	Citizenship:

i)	Morgan Stanley is a Delaware corporation;
ii)	MS Capital is a Delaware corporation;
iii)	MS Energy is a Cayman Islands limited partnership;
iv)	Durango Holdings is a Delaware limited liability company; and
v)	Durango Midstream is a Colorado limited liability company.

Item 2(d).	Title of Class of Securities:

Class A common stock, $0.0001 par value per share (the “Class A Common Stock”)

Item 2(e).	CUSIP Number:

02215L209

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c),Check Whether the Person Filing is a:

This Item 3 is not applicable.

CUSIP No. 02215L209	SCHEDULE 13G	Page 8 of 12 Pages
Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

See the responses to Item 9 on the attached cover pages.

Item 4(b)	Percent of Class:

See the responses to Item 11 on the attached cover pages.

Item 4(c)	Number of Shares as to which such person has:

(i) Sole power to vote or direct the vote:	See the responses to Item 5 on the attached cover pages
(ii) Shared power to vote or direct the vote:	See the responses to Item 6 on the attached cover pages
(iii) Sole power to dispose or direct the disposition of:	See the responses to Item 7 on the attached cover pages
(iv) Shared power to dispose or direct the disposition of:	See the responses to Item 8 on the attached cover pages

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See Exhibit 99.2.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No. 02215L209	SCHEDULE 13G	Page 9 of 12 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Morgan Stanley

By:	/s/ Mustufa Salehbhai
Name:	Mustufa Salehbhai
Title:	Authorized Signatory

MS Capital Partners Adviser Inc.

By:	/s/ David Cook
Name:	David Cook
Title:	Vice President

MS Energy Partners GP LP By: MS Energy Partners GP Inc., its general partner

By:	/s/ David Cook
Name:	David Cook
Title:	Vice President

Durango Investment Holdings LLC

	By:	/s/ David Cook
	Name:	David Cook
	Title:	Vice President

Durango Midstream LLC

	By:	/s/ David Cook
	Name:	David Cook
	Title:	Vice President
July 5, 2024

CUSIP No. 02215L209	SCHEDULE 13G	Page 10 of 12 Pages
EXHIBIT INDEX

Ex.		Page No.

99.1	Joint Filing Agreement	11

99.2	Item 7 Information	12